MEMORANDUM
TO:	Sally Samuel U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	July 18, 2014
SUBJECT:	Response to Follow-up Comments regarding the initial registration statement on Form N-14 for JNL Series Trust ("Trust") File No: 333-196732

This memorandum provides a summary of Securities and Exchange Commission ("SEC") staff follow-up comments provided by telephone on July 18, 2014 from SEC staff reviewer Sally Samuel to Kelly Crosser of Jackson National Asset Management regarding the above-referenced Registration Statement filed with the SEC on June 13, 2014. The follow-up comments address the Trust's reponses to SEC staff comments previously filed on July 15, 2014 ("Response Letter"). References to comment numbers correspond with the comments addressed in the Response Letter.

The follow-up comments are repeated below in italics, with responses immediately following. We have also included revised pages fromthe Registration Statement for your information.

1.
The SEC staff disagrees with the Trust’s response to Comment 1 regarding the no-action letter provided to Janus Aspen Series (Janus Aspen Series, SEC Staff No-Action Letter Apr. 10, 2008) (the “Janus Letter”).  The SEC staff notes that the relief granted in the Janus Letter was based upon the factual representations in the incoming letter and, in order to rely upon the Letter, the SEC staff contends that the adviser should bear all costs of the reorganization.

RESPONSE:   The Trust respectfully disagrees with the SEC staff’s position and does not believe that the no-action relief provided by the Janus Letter is required in this circumstance.  The Janus Letter provided relief to insurance companies from the requirements of Section 26(c) of the Investment Company Act of 1940, as amended (“1940 Act”), to obtain exemptive relief for a fund substitution.  Section 26(c) makes it “unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution (emphasis added).”  The present transaction involves a fund merger approved by the Board of Managers, including a majority of the independent members of the Board, of the JNL Variable Fund LLC.  By definition, the independent members of a mutual fund board are independent of undue influence from affiliates of the fund’s adviser.  In addition, the merger of two separate funds is different in kind from a fund substitution.  The latter is, as a governance matter, authorized by the board of the insurance company and, as a tax matter, analyzed very differently from a merger.  To equate the two ignores the legal distinctions embedded in the 1940 Act, federal tax laws and state corporate and insurance laws.  Although the Trust believes that the Janus Letter does not apply to the proposed merger, it is in any event complying with procedures consistent with those articulated in the Janus Letter.
Moreover, the Trust respectfully disagrees that the Janus Letter is conditioned on the adviser agreeing to bear all costs of the reorganization.  The Janus Letter is premised on the notion that Rule 17a-8 under the 1940 Act, coupled with the relevant representations of the insurance companies regarding certain contractual provisions, provides sufficient protection to contract owners to obviate any concerns under Section 26(c).  Rule 17a-8 requires a fund board to find that the proposed merger is in the best interests of the merging fund after the consideration of a variety of factors.  The SEC has stated in the release adopting the most recent amendments to Rule 17a-8 that relevant factors a board may consider include “[a]ny fees or expenses that will be borne directly or indirectly by the fund in connection with the merger.”  The relevant facts in the Janus Letter were that the fund board considered the factors identified by the SEC and determined that the merger was in the best interest of the merging fund.  To conclude that the SEC staff in the Janus Letter has prohibited fund boards from exercising their business judgment upon weighing factors identified by the SEC would be an inappropriate extension of the staff’s authority.
For the reasons stated above, the Trust respectfully declines to include the requested representation.  As disclosed in the Information Statement/Prospectus, Jackson National Asset Management LLC will assume all costs of the reorganization other than legal costs related to certain tax matters, which will be borne by the JNL/Mellon Capital International Index Fund, based on the judgment of the Board of that Fund that the transaction is in the best interest of the Acquired Fund.
2.
With respect to Comment 3, the SEC staff notes that disclosure regarding free transfers for a 60-day period following the effective date of the merger does not appear in the N-14.  Please include such disclosure.

RESPONSE:  The Trust notes that one of the conditions in the Janus Letter was as follows: “shortly after the effective date of the JAS Merger, the Insurance Company notifies all Contract Owners whose values were transferred pursuant to the JAS Merger of the right to make transfers of those values out of the Acquiring Portfolio and into any other investment option under the Contract without fees or charges (and without the transfer counting as a transfer for purposes of any limit on the number of free transfers or any limit on the number of transfers under the Contracts) within 60 days after the effective date of the JAS Merger.”  Thus, the Janus Letter requires this disclosure only after the fact in a letter to investors, not in the Form N-14 registration statement.  In any event, because the Trust will be providing the 60-day free transfer option, it has no objection to including that disclosure in the Form N-14 and has made the requested change.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

cc:            File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

SEC Comment 2
JACKSON NATIONAL LIFE INSURANCE COMPANY
JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

1 Corporate Way
Lansing, Michigan 48951

July 15, 2014
Dear Contract owner:
We are writing to inform you of an important matter concerning your allocation of contract values under your variable life insurance policy or variable annuity contract to the investment division of your separate account that invests in the JNL/Mellon Capital NYSE® International 25 Fund, a portfolio of JNL Variable Fund LLC (the "Acquired Fund"). At a meeting held on June 3-4, 2014, the Board of Managers of the Acquired Fund (the "Board") approved a reorganization pursuant to which the Acquired Fund will be reorganized with and into the JNL/Mellon Capital International Index Fund, a series of the JNL Series Trust (the "Acquiring Fund," and together with the Acquired Fund, the "Funds"). Interestholders were first notified of the reorganization in a supplement dated June 6, 2014 to the Acquired Fund's Prospectus, dated April 28, 2014, as supplemented.

The Board, after careful consideration, approved the reorganization. After considering the recommendation of Jackson National Asset Management, LLC ("JNAM"), the investment adviser to the Funds, the Board concluded that: (i) the reorganization will benefit the interestholders of each Fund; (ii) the reorganization is in the best interests of each Fund; and (iii) the interests of the interestholders of each Fund will not be diluted as a result of the reorganization.
Effective September 12, 2014 (the "Closing Date"), you will indirectly own shares in the Acquiring Fund equal in dollar value to your interest in the Acquired Fund on the Closing Date. No sales charge, redemption fees or other transaction fees will be imposed in the reorganization. The reorganization will not cause any fees or charges under your contract to be greater after the reorganization than before, and the reorganization does not alter your rights under your contract or the obligations of the insurance company that issued the contract. The reorganization is intended to be a tax-free reorganization for Federal income tax purposes.

While no action is required of you with regard to the reorganization, you may wish to take other actions relating to your future allocation of premium payments under your insurance contract to the various investment divisions of the Separate Account ("Division(s)"). You may execute certain changes prior to the reorganization, in addition to following the reorganization with regard to the Acquiring Fund.

All actions with regard to the Acquired Fund need to be completed by the Closing Date.  In the absence of new instructions prior to the Closing Date, future premium payments previously allocated to the Acquired Fund Division will be allocated to the Acquiring Fund Division.  The Acquiring Fund Division will be the Division for future allocations under the Dollar Cost Averaging, Earnings Sweep and Rebalancing Programs.  In addition to the Acquiring Fund Division there are other Divisions investing in Funds with an international focus and objective of capital growth.  If you want to transfer your Contract Value out of the Acquired Fund Division prior to the reorganization you may do so and that transfer will not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge. In addition, after the reorganization if you want to transfer your Contract Value out of the Acquiring Fund Division you may do so within 60 days following the Closing Date and that transfer will not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge.  You will be provided with an additional notification of this free-transfer policy on or about September 15, 2014.

If you want to change your allocations instructions as to your future premium payments or the programs, if you require summary descriptions of the  other underlying Funds and Divisions available under your contract, or additional copies of the prospectuses for other Funds underlying the Divisions, please contact:

For Jackson variable annuity policies:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-644-4565
www.jackson.com

For Jackson variable universal life policies:

Jackson® Service Center
P.O. Box 30502
Lansing, Michigan 48909-8002
1-800-644-4565
www.jackson.com

For Jackson New York variable annuity policies:

Jackson of NY Service Center
P.O. Box 30313
Lansing, Michigan 48909-7813
1-800-599-5651
www.jackson.com

For Jackson New York variable universal life policies:

Jackson of NY® Service Center
P.O. Box 30901
Lansing, MI 48909-8401
1-800-599-5651
www.jackson.com

NO ACTION ON YOUR PART IS REQUIRED REGARDING THE REORGANIZATION. YOU WILL AUTOMATICALLY RECEIVE SHARES OF THE ACQUIRING FUND IN EXCHANGE FOR YOUR SHARES OF THE ACQUIRED FUND AS OF THE CLOSING DATE. THE BOARD IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

Very truly yours,

Mark D. Nerud
President and Chief Executive Officer
JNL Variable Fund LLC